FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of April 20,2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc - Voting rights

DTR Transitional Rule 7, pursuant to Transitional Rule 8

In accordance with the above Rules, Signet Group plc announces that it has received the following notifications of interest in its 0.9 US cents ordinary shares:

Name of        Number of     % of      Direct         Indirect       % of     % of
Company        shares held   total     interest in    interest in    direct   indirect
                             voting    voting rights  voting rights  voting   voting
                             rights                                  rights   rights

Capital Group  158,301,296   9.2776                   158,301,296             9.2776
International
Inc

Harris         197,573,200   11.58     197,573,200                   11.58
Associates
L.P.

Legal &        57,679,585     3.36     57,679,585                    3.36
General Group
Plc

Lloyds TSB     58,053,301     3.4      57,595,940     457,361        3.373    0.027
Group plc

The notifications are not due to any acquisition or disposal of shares resulting in a relevant threshold being crossed.

20 April 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   April 20, 2007